ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022, AND 2021

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2022, and 2021, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China and EEV International Limited, both wholly owned subsidiaries, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China and EEV International Limited, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022**.**

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

CONSOLIDATED BALANCE SHEET

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 214,272	$ 219,240
Account receivables	78,913	$ 65,533
Prepaids and other current assets	106,472	352,724
Inventory	210,050	-
Total Current Assets	$ 609,707	637,497
Proptery and equipment, net	1,689,843	2,146,019
Intangible Assets, net	476,496	560,279
Other Long term assets	-	-
Total Other Assets	2,166,339	560,279
Total Assets	$ 2,776,046	3,343,795
LIABILITIED AND SOTCKHOLDERS' EQUITY		
Account payables	$ 292,792	$ 213,289
Deferred revenue	312,571	65,516
Other current liabilities	2,390,749	2,401,658
Convertible notes payable	1,304,827	1,304,827
Loan from Shareholders	3,645,765	4,026,984
Total Current Liabilities	7,946,704	8,012,274
Total Liabilities	7,946,704	8,012,274
STOCKHOLDERS' EQUITY		
Preferred Stock	6	6
Common Stock Class A	136	107
Common Stock Class B	90	90
Currency Translation Adjustment	17,704	(259,955)
Equity Issuance Costs	(417,683)	(263,608)
Retained Earnings/(Accumulated Deficit)	(8,455,983)	(6,280,816)
Additional Paid In Capital	3,685,072	2,135,697
Total stockholders' equity	(5,170,658)	(4,668,479)
Total liabilities and stockholders' equity	$ 2,776,046	$ 3,343,795

See accompanying notes to the financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 1,222,756	$ 593,302
Cost of goods sold	1,144,720	576,571
Gross profit	78,036	16,731
Operating expenses		
General and administrative	1,627,536	1,324,593
Research and development	370,637	689,699
Sales and marketing	99,362	207,678
Total operating expenses	2,097,535	2,221,970
Operating income/(loss)	(2,019,499)	(2,205,239)
Other Income and Expense		
Interest Income	(278)	(35)
Interest expense	132,265	214,111
Other Income	(262)	(11,775)
Other Expense	1,260	115,007
Income/(Loss) before provision for income taxes	(2,152,484)	(2,522,547)
Provision/(Benefit) for income taxes	-	-
Net income/(loss)	**(2,152,484)**	**$ (2,522,547)**

See accompanying notes to the financial statements

ELI ELECTRIC VEHICLES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In $US Dollars)	Common Stock Class A		Common Stock Class B		Series Seed Preferred Stock		Equity Issuance Costs	Additional Paid In Capital (APIC)	Currency Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount					
Balance - December 31, 2020	**530,363**	**$ 53**	**900,000**	**$ 90**	**56,340**	**$ 6**	**$ -**	**$ 79,997**	**$ (187,138)**	**$ (3,758,269)**	**$ (3,865,261)**
Net loss	-	-	-	-	-	-	-	-	-	(2,522,547)	(2,522,547)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	(72,817)	-	(72,817)
Issuance of common shares	536,870	54	-	-	-	-	(263,608)	2,055,700	-	-	1,792,146
Balance - December 31, 2021	**1,067,233**	**$ 107**	**900,000**	**$ 90**	**56,340**	**$ 6**	**$ (263,608)**	**$ 2,135,697**	**$ (259,955)**	**$ (6,280,816)**	**$ (4,668,479)**
Net loss	-	-	-	-	-	-	-	-	-	(2,152,484)	(2,152,484)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	277,659	-	277,659
Adoption of ASU 842	-	-	-	-	-	-	-	-	-	(22,683)	(22,683)
Issuance of common shares	288,945	29	-	-	-	-	(154,075)	1,549,375	-	-	1,395,329
Balance - December 31, 2022	**1,356,178**	**$ 136**	**900,000**	**$ 90**	**56,340**	**$ 6**	**$ (417,683)**	**$ 3,685,072**	**$ 17,704**	**$ (8,455,983)**	**$ (5,170,658)**

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,	2022	2021
(In $US Dollars)		
OPERATING ACTIVITIES		
Net Income	$ (2,152,484)	$ (2,522,547)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Depreciation of property	464,171	500,623
Amortization of intangibles	32,965	44,300
Changes in operating assets and liabilities:		
Inventory	(201,051)	252,254
Account Receivables	(16,870)	(59,177)
Prepaid expenses and other current assets	249,743	365
Other long term assets	50,817	(1,906)
Accounts payable and credit cards	79,503	(443,200)
Deferred revenue	354,554	65,516
Other current liabilities	(22,683)	21,034
Net cash provided/(used) by operating activities	(1,161,335)	(2,142,738)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(7,995)	(512,489)
Cash acquired in a share exchange acquisition	-	-
Net cash provided/(used) in investing activities	(7,995)	(512,489)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing/(repayments) on Shareholder loan	(381,219)	(332,659)
Borrowing/(repayment) on Non Shareholder loan	(118,407)	1,390,103
Issuance of Class A Common Stock	29	54
Additional paid-in capital	1,549,375	2,026,625
Equity issuance costs	(154,075)	(234,541)
Net cash provided/(used) by financing activities	895,703	2,849,582
Effect of foreign currency exchange rate changes on cash	268,659	(71,543)
Change in cash, cash equvalents and restricted cash	(4,968)	122,812
Cash equvalents and restricted cash —beginning of year	219,240	96,428
Cash equvalents and restricted cash —end of year	$ 214,272	$ 219,240
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 132,265	$ 214,111
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ 1,449,009
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to the financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

1.   NATURE OF OPERATIONS

Eli Electric Vehicles Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd (Eli China) , its wholly owned subsidiary. On March 18, 2021, Eli Electric Vehicles Inc. formed EEV INTERNATIONAL LIMITED (EEV), a wholly owned subsidiary, under Chapter 662 of laws of the Hong Kong SAR, P.R.China and commenced business operations in the P.R.China. The financial statements of Eli Electric Vehicles Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Eli Electric Vehicles Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestions in cities and communities.

The company has finished developing its first micro-EV, Eli ZERO, and has begun small batch production, and limited sales in Europe. Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., Beijing Eli Electric Vehicles, Co, Ltd (Eli China), and EEV International, Ltd (EEV). Eli China and EEV are wholly owned subsidiaries over which Eli Electric Vehicles, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

The Company also maintains cash and cash equivalents in foreign banking institutions in the countries where their subsidiaries are located. These balances are not covered by FDIC insurance. Their USD balance at December 31, 2022, and December 31, 2021 were $21,357, and $89,299, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

The Company's inventory is purchased from parts suppliers and maintained in Company and original equipment manufacturer ("OEM") factories. The OEM factory utilized the parts purchased by the Company to manufacture the final products. The weighted moving average (WMA) method is utilized to evaluate inventory. Weighted moving averages assign a heavier weighting to more current data points since they are more relevant than data points in the distant past. The sum of the weighting adds up to 1 (or 100%).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The Company capitalizes its acquired intangibles of software licenses and patents. Intangible assets are amortized over fifteen years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Eli Electric Vehicles Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the Company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Cost of Goods Sold

Costs of goods sold include the cost of vehicles, cost of parts, and freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $99,362 and $207,678, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2022, AND DECEMBER 31, 2021

areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and

lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as January 1, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update january 1, 2022
Assets				
Right of use asset, net	$ -	$ 190,330	$ 190,330	$ 190,330
Liabiities				
Current portion of leases	$ -	$ 69,401	$ 69,401	$ 69,401
Lease obligation	$ -	$ 122,743	$ 122,743	$ 122,743
Deferrd rent, current	$ -	$ -	$ -	$ -
Deferred rent, non-current	$ -	$ -	$ -	$ -
Equity				
Retained earnings	$ -	$ (1,814)	$ (1,814)	$ (1,814)
Total	**$ -**	**$ -**	**$ -**	**$ -**

3. EEV INTERNATIONAL LIMITED

On March 18, 2021, the Company formed a wholly owned subsidiary EEV International Limited, for the purposes of importing and exporting vehicles and its parts and providing services in connection with the products sold. EEV is included in the consolidated financial statements presented.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables. Accounts payable consist primarily of trade payables.

Prepaids and other current liabilities consist of the following items:

As of December 31,	2022	2021
Cash Held on Fund Escrow	$ 15,376.00	$ 45,978
Other receivables, net	4,836	1,134
Prepaid Expenses	16,109	31,865
Prepaid Tax	70,151	273,747
	$ 106,472	$ 352,724

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Other payable - other	$ 2,237,495	$ 2,353,794
Accured interest	102,514	37,272
Payroll Liabilities	50,740	10,592
	$ 2,390,749	$ 2,401,658

5. PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,	2022	2021
Furniture & Equipment	$ 3,061,637	$ 3,053,641
Total Property & Equipment, at cost	3,061,637	3,053,641
Impact of foreign exchange rate	(411,735)	(411,734)
Accumulated depreciation	(960,059)	(495,888)
Property & Equipment, net	$ 1,689,843	$ 2,146,019

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were $464,171, and $500,623, respectively.

6. INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,	2022	2021
Beginning Balance Intangible Assets, at cost	$ 621,517	$ 590,812
Accumulated amortization	(145,021)	(112,056)
Impact of foreign exchange rate	-	81,523
Intangible Assets, net	$ 476,496	$ 560,279

Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $32,967 and $44,300, respectively. The schedule of future amortization is as follows:

Period	Amortization Amount
2023	$ 32,967
2024	32,967
2025	32,967
2026	32,967
2027	32,967
Thereafter	311,661
Total	$ 476,496

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 Common Shares Class A with a par value of $ 0.0001 and 2,000,000 Common Shares Class B with a par value of $ 0.0001 and 8,000,000 of Preferred Shares with a par value of $0.0001 per share.

Common Stock

As of December 31, 2022, and December 31, 2021, the Company had issued 1,356,178 and 1,067,233, shares of Class A Common Stock, respectively. The Company also had issued 900,000 shares of Class B Common Stock for both years ended December 31, 2022, and December 31, 2021.

Preferred Stock

As of December 31, 2022, and December 31, 2021, the Company had issued 56,340 shares of Preferred Stock.

8. DEBT

Shareholder loans

During 2019, the Company entered into loan agreements with certain shareholders. The loans do not have a stated interest and mature within twelve months of the issuance with an additional thirty-six-month extension. The total outstanding amount of shareholder loan as of December 31, 2022, and December 31, 2021 is $3,645,765 and $4,026,984, respectively.

For the years ended December 31, 2022, and December 31, 2021, interest expenses relating to the shareholder loans were recorded in the amount of $132,265, and $69,892, respectively.

Shareholder Convertible Note Payable

In 2021, the Company entered into a convertible note with a related party in the amount of $1,304,827, with an interest rate of 5% per annum, and is due on December 31, 2023. The entire principal balance and accrued interest are classified as current.

Other loans payable

The total outstanding amounts of other loan amounts as of December 31, 2022, and 2021, were $2,237,495 and, $2,353,794 respectively. The entire loan balance has been classified as current and reported as part of other current liabilities.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and 2021 consists of the following:

As of December 31,	2022	2021
Net Operating Loss	$ (642,301)	$ (752,728)
Valuation Allowance	642,301	752,728
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 and 2021, are as follows:

As of December 31,	2022	2021
Net Operating Loss	$ (8,455,983)	$ (6,280,817)
Valuation Allowance	8,455,983	6,280,817
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $8,455,983. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under Note 8, 'Debt'.

During the years ended December 31, 2022, and 2021, the Company had related party transactions with Greenman Machinery Company Ltd ("Greenman"), one of the Company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co. Ltd., and Greenman Electric Vehicles Co. Ltd.

Below outlines the related party transactions for each year:

Purchases from related parties	2022	2021
Greenman Machinery Company Ltd	$ 235,385	$ 530,411
Greenman Electric Vehicles Co., Ltd	1,305,629	114,027
Beijin Toppo Machine Co., Ltd.	-	36,372

Accounts payable to related parties as of December 31,	2022	2021
Greenman Machinery Company Ltd	$ -	$ -
Greenman Electric Vehicles Co., Ltd	-	200,087

Payments made to related parties	2022	2021
Greenman Machinery Company Ltd	$ 176,454	$ -
Greenman Electric Vehicles Co., Ltd	$ 1,319,636	418,392

Loan from shareholders	2022	2021
Greenman Machinery Company Ltd	$ -	$ 637,063

12. CONCENTRATION OF CREDIT RISK

As of December 31, 2022, and 2021, the five largest balances composed the 96% and 94% of the whole balance of Accounts payables respectively; the five largest balances composed the 100% and 97% of the whole balance of Prepaid expenses respectively; and the five largest balances composed the 100% of the whole balance of Other accounts receivables respectively, in 2 successive years/

Account	Top 5 items for 2022			Top 5 items for 2021		
	Amount	% of amount	% of number of balance	Amount	% of amount	% of number of balance
Account payables	$ 258,642	96%	24%	$ 152,290	94%	22%
Prepaid Expenses	$ 14,691	100%	100%	$ 27,716	97%	56%
Customer Advances	$ 307,616	100%	100%	$ -	0%	0%
Other account payables	$ 7,297,618	84%	19%	$ 6,823,045	90%	20%
Other account receivables	$ 461,765	100%	100%	$ 1,078	100%	100%

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2023, which is the date the financial statements were available to be issued.

As of the April 14, 2023, the Company has received an additional $124,424 in crowdfunding, net of fees.

As of April 14, 2023, the Company has recognized $707,242 in revenues from vehicles, parts and other products sold for 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,152,484, and liquid assets in cash of $214,272 as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.